SWAV Enterprises Ltd.
168 - 919 Centre Street NW
Calgary, AB T2E 2P6
403-288-8103

January 14, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100F Street North East
Washington, DC 20549-7010
United States of America

Attention:	H. Christopher Owings, Assistant Director
Anita Karu, Attorney-Advisor

Dear Sirs:

Re:	SWAV Enterprises Ltd.
Registration Statement on Form SB-2
Filed October 16, 2007
File No. 333-146748

     Thank you for your letter of November 13, 2007 with respect to the Form SB-2 (the “Form SB-2”) filed by SWAV Enterprises Ltd. (the “Company”). We enclose our response to your comments and four blacklined copies of our amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of November 13, 2007.

Prospectus Cover Page

1.	Please disclose that you are a development stage company and you have received a going concern opinion from your auditors.

Response: We have added the disclosure as suggested on the prospectus cover page.

2.

We note that you intend to apply for quotation of your common stock on the OTC Bulletin Board. Please indicate that you will need a market-maker to apply for the quotation of your common stock on the OTC Bulletin Board and there is no assurance that a market-maker will be obtained.

Response: We have added the disclosure as suggested on the prospectus cover page.

Table of Contents, page 4

3.	Please eliminate the paragraph at the top of page 4 as the meaning is clear from context.

Response: We have eliminated the paragraph as suggested on the top of page 4.

Prospectus Summary, page 5

4.

We note your indication that you plan to expand your focus to import and wholesale office and home furnishings. Please expand your disclosure under the subsection “Our Business” to briefly describe the types of Chinese manufactured goods SWAV Holdings was importing and selling since 1999 and the types of products that you intend to sell in the future.

Response: We have added the disclosure as suggested in the prospectus summary.

5.

You state that you plan to expand your business operation beyond the Calgary and southern Alberta area and, once a firm foothold in this region has been established, you will pursue raising additional capital, particularly in the public market, in your plans to expand across North America. These statements are inappropriate for a company in your early stage of development. Please delete here and elsewhere in your document or revise to explain why you believe these statements are appropriate.

Response: We have deleted the disclosure as suggested in the prospectus summary and elsewhere in the registration statement.

Number of Shares Being Offered, page 5

6.	Disclose the impact on liquidity of the absence of a public market for your stock.

Response: We have added the disclosure as suggested in the section under “Number of Shares Being Offered”.

7.

After Number of Shares Outstanding, please add a separate paragraph disclosing that your chief executive officer and chief financial officer hold 53.51 % of your shares and have the ability to exercise substantial control over your direction.

Response: We have added the disclosure as suggested in the section under “Number of Shares Being Offered”.

Risk Factors, page 6

8.

Please generally review your risk factor captions to ensure they do not merely state facts, but clearly describe the discrete material risks to you or your investors. For example, your risk factor captioned “We rely on foreign sources of production, which subjects us to various risks” does not describe the risks or the possible consequence(s) to your company or to the potential investors, should the risk materialize. Please revise your risk factor headings accordingly.

Response: We have reviewed and revised our risk factors to ensure that they do not merely state facts.

9.

In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

“If we fail to offer merchandise that our customers find attractive, the demand for our products may be limited.”

“Our business depends, in part, on factors affecting consumer spending that are not within our control.”

“If we do not manage our inventory levels successfully, our operating results will be adversely affected.”

“The costs of being a public reporting company are proportionately higher for small companies such as our company because of the requirements imposed by the Sarbanes-Oxley Act.”

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

Response: We have removed some risk factors that state generic risks applicable equally to other businesses that are similarly situated. We have also revised other risk factors to state specific material risks to our company.

10.

Please eliminate language from your risk factors that mitigates the risk. See, for example, “ we believe that economic reform and the macroeconomic measures adopted by the Chinese governments have had and will continue to have a positive effect on economic development in China” in the risk factor captioned “Any changes in the political and economic policies of, or any new regulations implemented by, the Chinese governments ”

Response: We have eliminated language from our risk factors that mitigates the risk.

Directors. Executive Officers and Control Persons, page 16

11.	Please explain the reference to “investor immigrant” in Miss. Lam’s biography.

Response: “Investor immigrant” is a category of immigrants who could immigrate to Canada by investing a certain sum of money with a qualified business enterprise in Canada. We have deleted the reference to “investor immigrant” in Ms. Lam’s biography as it was not materially relevant to her business experience.

12.	Please provide support for the statement that Miss Lam has “established a network of suppliers and contacts throughout China.”

Response: We have revised our disclosure to include the names of the furniture manufacturers whom Miss Lam met in China.

13.	Please identify the other business(es) where Mr. Chan worked as a financial analyst during the past five years and indicate the periods served.

Response: We have revised our disclosure to include the names of businesses where Mr. Chan provided his services as a financial analyst during the past five years.

14.	Please identify the “business associate who has many years of experience in the auction market” and provide the information required by Item 401(a) of Regulation S-B.

Response: The business associate we identified in the “Significant Employees” section is Grace Weisgerber, who is an associate employed by Able Auctions in Calgary, Alberta. We do not employ Ms. Grace Weisberber directly but we access her many years of experience in the auction market through our engagement of Able Auction to assist us in the auctioning of our imported goods.

Description of Property, page 20

15.

If true, please indicate you pay $500.00 (not $500.000) per month rent for your executive and head office and clarify whether you are referring to Canadian dollars. Also indicate whether you rent your offices and warehouse from affiliated parties. If so, please indicate whether the rent is comparable to rent payable to an unaffiliated third party. Also consider this comment in connection with Certain Relationships and Related Transactions on page 27.

Response: We have revised our disclosure to clarify that we pay CAD$500.00 per month for office rent to an unaffiliated third party and CAD$200.00 per month to Ms. Lam for partial use of a 1,200 square feet warehousing facility. We have also stated that the rent we are paying to Miss Lam is comparable to rent payable to an unaffiliated third party.

Description of Business, page 20

Corporate Background. page 20

16.

Please eliminate the subjective statement in the second paragraph that “over time the company has developed a strong and reputable image amongst businesses in the Calgary area” or provide support for this statement.

Response: We have deleted the disclosure as suggested in the “Corporate Background” section.

17.

Describe in further detail those products that you previously imported and sold which you will continue to sell and your financial and logistical arrangements for their importation and sale. Describe the auctions and kiosks you refer to, what products were sold, who conducted the auctions, staffed the kiosks, and how successful were sales relative to each of the venues in which you sold your products so that it is clear why you utilize each of these methods. Clarify whether you will still conduct auctions and maintain kiosks so that it is clear what methods you intend to use to conduct sales. Describe any stores you had that you intend to retain. Generally describe your marketing efforts.

Response: We have revised our disclosure to provide further details on the auctions and kiosks we referred to in our registration statement.

18.

It is unclear why you do not discuss the consulting services you provided to other companies who carry out various projects in China you refer to elsewhere in your document, such as in your Management’s Discussion and Analysis. Please advise or revise. Explain if you still intend to provide these services.

Response: We have included in our disclosure references to consulting services we provided to other companies who wish to carry out various projects in China.

19.

Elaborate upon what phase you are at in terms of your intention to expand your business to sell furniture. If you have not yet begun selling these products, please state this and indicate when you expect to begin sales. Describe all the necessary steps you have taken or still need to take in order to commence sales of furniture. Disclose the types of clients you expect to market these products to, such as you have with respect to your wholesale sales.

Response: We have started importing furniture in the summer of 2007 by shipping one 40 foot container from China to Calgary. Since then, we have sold most of the furniture shipped during this summer to private purchasers and to the public through Albe Acutions, an auction house in Calgary. In addition, we have shipped another container of furniture from China to Calgary during the beginning of November, 2007.

Products, page 21

20.	You state you intend to introduce unique and distinctive styles of furniture. Please revise to indicate that you believe the furniture to be unique and distinctive and state the basis for your belief.

Response: We have revised our disclosure to remove the words “unique” and “distinctive”. Rather, we now state that we are introducing “furniture goods manufactured in China with primarily Chinese or Asian styles.”

21.

Please disclose the need for any governmental approval for your products and services and the effect of existing or probable governmental regulations on your business. See Item 101(b)(8) and (9) of Regulation S-B.

Response: There is currently no government approval for the products we are importing into Canada. We have also revised our disclosure to include a section under the heading “Government Approval and Effect of Governmental Regulations” to outline the potential effect of existing or probable governmental regulations on our business.

Source of Products, page 21

22.	You indicate that in some cases, if a customer has specifically ordered an item, it will be shipped directly to the customer. Please disclose, logistically, how you will be paid.

Response: We decided not to ship goods to customers even if a customer as specifically order an item. The customer will have to come to our warehouse to pick up an item specifically order and pay for it at that time.

23.

We note your statement here and throughout your document that you “have established numerous working relationships with furniture suppliers and manufacturers based in China” and your management “has also been effective in developing a network of contacts that will assist in the sourcing and selection of products.” Please expand your disclosure to describe the relationships and contacts that you have made. In this regard, please name the principal suppliers of your products and quantify the number of suppliers/contacts that have worked or will work with you to supply the products. Please also state whether there are any contracts or other arrangements with any of your suppliers, and if so, please disclose the material terms of such contracts or arrangements and file such contracts as exhibits.

Response: We have revised our disclosure to describe the relationship between our company, in particular through our President and Chief Executive Officer, Pui Shan Lam, and the various furniture goods manufacturers in the Guangdong province, China. We have purchase furniture goods from all of the suppliers named in the statement.

24.	Explain how your management “plans to further develop these relationships in order to achieve a greater competitive advantage.”

Response: Our management plans to further develop relationships with these furniture manufacturers by doing things such as beginning to purchase a small amount of merchandise from them, establishing a good credit history with these manufacturers and attending their facilities periodically for inspection of their furniture goods. We have revised our disclosure to include this information accordingly.

Competitive Comparison, page 21

25.

Please revise your disclosure here and elsewhere to remove the implication you are already importing and selling furniture. For example, you state “Our products contain these features that distinguish them from those of our competitors...” “We focus on providing good valued products to consumers with outstanding service,” etc. Also please remove subjective claims such as “unique,” “outstanding” or “prominent” [provider] or state them as your beliefs and provide the basis for these beliefs.

Response: As at the date of this letter, we have already imported one container of furniture goods with primarily Chinese or Asian features for sales. We have, however, removed subjective claims such as “unique,” “outstanding” or “prominent” in our disclosure in this section.

Future Products, page 21

26.

Please explain “niche furniture market” and “mainstream furniture market.” Explain whether the Chinese furniture market is “niche” or “mainstream.” Provide your anticipated timeframe for the establishment of each.

Response: We have removed references to “niche furniture market” and “mainstream furniture market”. We have now stated that we plan to continually look for furniture products with primarily Chinese or Asian styles that we can introduce to the consumer.

The Chinese Imports Market in Canada, page 21

27.	Please provide support, appropriately marked and dated, for the statistics discussed in this section and under The Furniture Market in Canada.

Response: The statistics discussed in this section can be found on Statistics Canada’s website at the following URL Address: http://www42.statcan.ca/smr04/2005/08/smr04_24105_04_e.htm.

Market Segmentation, page 22

28.

Please characterize your statements here as your belief and provide support for these statements here and on page 23 under “Target Market Segment Strategy.” Please also explain how your business of offering furniture of a specific niche is relevant to this discussion.

Response: We have characterized statements in this section as our belief and explain how our business of offering furniture of a specific niche is relevant to the market segmentation.

29.	Please clearly distinguish here and elsewhere in your document whether you are referring to furniture made in China or furniture made in China that is Chinese in style.

Response: The furniture goods that we have imported and plan to import in the future are both made in China and also Chinese or Asian in style. We have made clarifications in this regard in this section and elsewhere in our document.

Our Strategy and Implementation, page 22

30.

It is unclear how you will achieve the strategic goals you describe in this section. Please address each one individually and explain how you will carry them out. For example, you mention throughout this discussion that your existing network of contacts will assist you in implementing your business plan; please describe this network and, if it consists primarily of suppliers and buyers of your promotional gift products, explain how you believe that this same network will assist you with respect to your furniture sales. Also, because your management consists primarily of Miss Lam, aided by Mr. Chen and a business associate, your statements relating to “the company’s flexible structure and management” will facilitate your business plan are unclear considering your limited resources. Please explain in reasonable detail.

Response: We have revamped “Our Strategy and Implementation” section to simplify it and help the readers understand how we intend to carry out our business strategies. We have also eliminated unnecessary references to “existing network of contacts” and “the company’s flexible structure and management” in this section.

Promotion Strategy, page 23

31.	Please explain whose “versatile interpersonal skills” you are referring to.

Response: We have eliminated reference to “versatile interpersonal skills” in our registration statement.

Management’s Discussion and Analysis or Plan of Operation, page 24

General

32.

We note that you have had revenues from operations for more than one fiscal year and presently discuss your results of operations as required by Item 303(b). Please revise your disclosure to delete the plan of operations information, or explain to us why you believe it is not appropriate to do so.

Response: We have eliminated the plan of operations information as suggested in our Management’s Discussion and Analysis.

33.

Your current disclosure does not provide information on your critical accounting estimates. Please revise your disclosure to discuss the types of assets, liabilities and expenses that you currently estimate, the assumptions you use and how you determine the amounts estimated. Disclose the effect of changes in your critical accounting estimates on your financial position and results of operations for the periods presented. Please be sure to specifically discuss the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. Please include qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. See the Commission’s Management’s Discussion and Analysis Guidance issued December 29, 2003, Release No. 33-8350.

Response: We have included information on our critical accounting policies and estimates in our Management’s Discussion and Analysis under the heading of “Critical Accounting Policies and Estimates”.

Financial Plan, page 25

34.	Considering the procurement of furniture goods, as compared to promotional products, is likely to be more expensive, please elaborate upon how you plan to finance your initial supply of inventory.

Response: We plan to finance our procurement of furniture goods with our own working capital. We have purchased our first container of furniture goods and paid $17,000 in cash. We plan to conduct the sales of our furniture goods one container at a time, i.e. we do not plan to purchase a new container of furniture goods until a substantial portion of our current container of furniture goods has been sold. As we do not plan to maintain a high level of inventory for our furniture goods, we believe that we should be able to finance our supply of inventory through our current working capital and future revenues.

35.	Explain your “established relationship” with your banker as a source of capital. If you have a line of credit or some other arrangement with defined terms, please disclose it.

Response: We have eliminated the financial plan information and reference to an “established relationship” in our Management’s Discussion and Analysis.

Certain Relationships and Related Transactions, page 27

36.

Note 5 to your financial statements on page 53 refers to advances to a related party, however, this discussion appears to refer to advances from a related party. Please revise to discuss the latter here or advise.

Response: The reference to “advances to related party” in Note 6 (previously Note 5) to the financial statements of Swav Holdings Inc. for March 31, 2007 and May 31, 2006 was to the advances made by Swav Holdings Inc. to its sole shareholder, Swav Enterprises Ltd., for legal expenses paid by Swav Holdings Inc. on behalf of Swav Enterprises Ltd. We have expanded our disclosure in Note 6 under the heading “Related Party Transactions” to clarify this potential confusion. We do not believe we need to include this disclosure in the “Certain Relationships and Related Transactions” section as these were inter-corporate advances made by our wholly owned subsidiary to our company.

Executive Compensation, page 29

37.

We note you have not yet paid any compensation to your executive officers or directors, however, you indicate that Miss Lam was provided wages for management services for the company in the current fiscal year. If you plan to pay Miss. Lam a salary or wages in the future, please disclose your plans here.

Response: We have included information as suggested to state that we have begun paying Miss Lam CAD$900 per month for her management services provided to our company.

38.	It appears in your Summary Compensation Table you have presented column (h) from Regulation S-K, rather than Regulation S-B. Please revise.

Response: We have revised our Summary Compensation Table to present column (h) from regulation S-B rather than Regulation S-K.

Financial Statements - SWAV Enterprises Ltd. as of March 31. 2007

Notes to the Financial Statements

Note 4 - Events Subsequent to the Year End, page 41

39.	Please expand your disclosure to specially address each of the following regarding the recapitalization transaction you completed on April 1, 2007 with SWAV Holdings Inc.

Disclose that there was no name change with the transaction, and clarify who is the legal acquirer and the accounting target in the recapitalization.

Response: We have included information as suggested to clarify who was the legal acquirer and the accounting target recapitalization in Note 4 to our financial statements under the heading “Events Subsequent to the Year End.”

Explain that the historical financial statements are a continuation of the financial statements of SW A V Holdings Inc., the accounting acquirer, not the Company who is the accounting target.

Response: We have included in Note 4 to our financial statements as suggested information that, for accounting purposes, the acquisition has been treated as a recapitalization of Swav Holdings Inc. with Swav Holdings Inc as the accounting acquirer and with Swav Enterprises Ltd. as the accounting target; and that the historical financial statements of our consolidated company then become a continuation of the financial statements of Swav Holdings Inc.

Explain that the capital structure of the consolidated company is now different from that appearing in the historical financial statements of SWAV Holdings in earlier periods due to the recapitalization accounting.

Response: We have included in Note 4 to our financial statements as suggested information that, as the transaction was treated as a recapitalization of Swav Holdings Inc., retroactive effect has been given to the historical capital structure previously issued financial statements of that company.

40.

We note that the pro forma adjustment (3) records the expenses incurred in the share exchange. Since it appears that the Company did not have a cash balance at the time of the exchange transaction, please explain why you only charge to expense $2,184 instead of $2,602. Tell us why it appears that you have recorded expenses net of the cash balance of SWAV Holdings Inc.

Response: This was an error in application of APB No 16, as the acquirer had the cash balance, not the target company. We have adjusted the pro forma statement so that all $2,602 has been charged to expense. As this error was only in a note on subsequent events, rather than in the statements themselves, we do not feel it was an error that needed to be referred to in the audit report.

Financial Statements - SWAV Holdings Inc. as of March 31. 2007 and May 31, 2006

Statements of Operations and Comprehensive Loss, page 47

41.

You disclose on page 29 in Executive Compensation that your officers have not received any compensation for services rendered since inception. We believe your financial statements should reflect all of the costs of doing business. Supplementally, please tell us the estimated fair value of the services rendered by your officers and the nature and estimated fair value of the costs of any other services not currently included in your financial statements. Please revise your financial statements to reflect the fair value of the services provided by the officers at no cost as a capital contribution with a charge to the appropriate expense accounts in your statement of operations. Refer to SAB Topics l:B and 5:T.

Response: We have estimated the fair value of the services of our officers since the start of operations. There are no other services not currently in the financial statements. The fair value of the officers was determined to be $500 CDN for the period from June 1, 2001 to May 31, 2005. From June 1, 2005 to March 31, 2007, the amount was determined to be $1,000 CDN per month.

We have restated the opening accumulated deficit as at June 1, 2005 to reflect this cost. We have included a ‘Donated Capital’ account in Stockholders’ Equity to account for this amount. The statements of operations for 2006 and 2007 have included a charge for management fees for these services, with a corresponding increase in Donated Capital.

We have included a new Note 3 which describes the restatement according the FASB No 154. Our auditors have included an explanatory paragraph in their auditor’s independent report.

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

General

42.	Please disclose the types of costs, expenses and amounts you include in the cost of sales line item for all periods presented.

Response: We have included a paragraph under the heading “Costs of Goods Sold” describing the makeup of cost of sales in Note 2 – “Summary of Significant Accounting Policies” as suggested.

Revenue Recognition, page 51

43.

You disclose that revenue is recognized when shipment has occurred. However, the delivery and performance requirements of SAB Topic 13:A generally states that delivery is a significant obligation that should be satisfied to complete the earning process before revenue is recognized. Please revise your disclosure to clarify how your accounting policy complies with GAAP if revenue is recognized prior to title transfer and delivery to the customer. Please expand your disclosure to state when title transfers to the customer or who assumes risk of loss during shipment. If shipping terms determine risk of loss during shipment and/or title transfer, please revise your disclosure to discuss the impact of shipping terms.

Response: We have expanded the paragraph under the heading “Revenue Recognition” to describe that goods are purchased FOB warehouse and that the risk of loss during shipment lies with the customer, please see Note 2 – “Summary of Significant Accounting Policies”.

Recent Accounting Pronouncements, page 52

44.

Revise your disclosure to identify the new pronouncements that are being referenced and disclose for each the impact on your financial statements when adopted in a future period. Refer to SAB Topic 11:M.

Response: We have revamped our disclosures under the heading “Recent Accounting Pronouncements” to describe the each new pronouncement and the possible effect it might have on our financial statements.

Unaudited Financial Statements - SWAV Enterprises Ltd. as of June 30. 2007

45.	Please revise to update the financial statements and related financial disclosure with your next amendment to comply with the requirements of Item 310(g) of Regulation S-B.

Response: We have updated the statements to include the six month period ended September 30, 2007 as required under Item 310(g) of Regulation S-B.

Exhibits, page 64

Exhibit 23.1 - Consent of K. R. Margetson Ltd.

46.

The consent filed does not reference the audited financial statements of SWAV Holdings Inc. for the fiscal year ended May 31, 2006. Please coordinate with your independent registered public accounting firm to revise the consent to include this reference since these financial statements are included in the filing. The revised consent should also include a current date.

Response: We have included revised consent from our independent registered public accounting firm with a current date. Please see the new Exhibit 23. 1.

Undertakings, page 65

47.	Please provide the Undertaking required by Item 512(g)(2) of Regulation S-B.

Response: We have revised our disclosure to include undertaking required by Item 512(g)(2) of Regulation S-B.

**************

     We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly or our attorney, Larry Yen, at 604-891-7715.

Yours truly,

SWAV ENTERPRISES LTD.

Per: /s/ Pui Shan Lam

Pui Shan Lam

Encl.